United States securities and exchange commission logo





                             September 14, 2023

       John C. Backus, Jr.
       Chief Executive Officer
       PROOF Acquisition Corp I
       11911 Freedom Drive, Suite 1080
       Reston, VA 20190

                                                        Re: PROOF Acquisition
Corp I
                                                            Registration
Statement on Form S-4
                                                            Filed August 18,
2023
                                                            File No. 333-274082

       Dear John C. Backus:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 18, 2023

       Questions and Answers For PACI Stockholders
       May PACI's Sponsor, directors, officers, advisors, or any of their respective affiliates purchase
       Public Shares in connection with the Busin, page x

   1. You disclose that in connection with the stockholder vote to approve the proposed
                                                        Business Combination,
your Sponsor, directors, officers, advisors, and any of their respective affiliates
may privately negotiate to purchase Public Shares from
                                                        stockholders who would
have otherwise elected to have their shares redeemed in
                                                        conjunction with a
proxy solicitation pursuant to the proxy rules for a per share pro rata portion of the Trust
Account and could include a contractual provision that directs the stockholder to vote the
Public Shares in a manner directed by the purchaser. You further disclose that any
privately negotiated purchases may be effected at purchase prices that
 John C. Backus, Jr.
FirstName LastNameJohn
PROOF Acquisition   Corp IC. Backus, Jr.
Comapany 14,
September NamePROOF
              2023      Acquisition Corp I
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         are in excess of the per share pro rata portion of the Trust Account. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. Summary
Interests of Certain Persons in the Business Combinations, page 6

2. We note that your Sponsor, officers and directors will lose their entire investment if an initial Business Combination is not completed. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for
the company   s
         officers and directors, if material.
Risk Factor Summary , page 13

3. We note your risk factor headings "Risks Related to Ownership of Volato Group
         Securities," "Risks Related to Legal and Regulatory Matters," and "Risks Related to PACI" and the risk factors thereunder. However, such risks do not
         appear disclosed within your "Risk Factors" section beginning on page
25. Please revise
         or advise.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3 Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma
Balance Sheet as of June 30, 2023, page 20

4. We note you presented Volato's historical Common Stock and Preferred Stock at $4,000 and $7,000 respectively on the Pro Forma Balance Sheet. This appears to be inconsistent with the respective amounts presented on Volato's unaudited balance sheet as of June 30,
         2023 on page F-2. Please revise the amounts reflected in the historical Volato balance sheet as well as the related pro forma adjustment amounts, as necessary.
5.       We note you labeled adjusting columns assuming maximum redemption as
"Pro Forma
         Adjustments Assuming Minimum Redemption". Please amend and revise your disclosures.
6.       We note you indicated that adjustment (F) represents the issuance of
19.1 million shares
         of the company   s Class A Common Stock to Volato equity holders as
consideration for
         the reverse recapitalization. We also note you present on page vi and other parts of the filing that "...At the Closing, up to 17,989,305 shares of our Class A Common Stock will be issued to the Volato stockholders in the Business Combination in exchange for all outstanding shares of Volato Common Stock and Preferred Stock..." Please clarify this inconsistency. In addition, expand your disclosures to address where the issuance of common shares to be held by the Sponsor, PROOF.vc SPV and Blackrock and the public shareholders has been accounted for in your pro forma combined financial statements.
 John C. Backus, Jr.
FirstName LastNameJohn
PROOF Acquisition   Corp IC. Backus, Jr.
Comapany 14,
September NamePROOF
              2023      Acquisition Corp I
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7. Please clarify why the adjusting amount in (F) is a reduction to common stock, as the adjustment reflects an issuance of common stock.
8. Please expand your note disclosures to identify all pro forma adjustments recorded to remove the historical equity of Volato. For example, it is currently unclear what adjustments have been recorded to remove the historical balance of Volato common stock. In addition, explain why the equity contribution receivable of Volato remains in the pro forma combined balance sheet.
9. Expand your disclosures to address how you have accounted for the conversion of public and private placement warrants issued by PACI as part of the business combination in the pro forma combined financial statements.
10. Please expand your disclosures to clarify where you have adjusted for the conversion of
         $38.4 million convertible promissory notes in the July 21, 2023 financing.
Note 4 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma
Statement of Operations
For the Six Months Ended June 30, 2023, page 21

11. Please address the following adjustments on the pro forma income statement:
             Missing negative sign for the elimination of $5,511K of interest income in the Trust
             Account.
             Replace notation for adjustment (A) with (AA).
             Provide explanations for adjustment (BB) on page 21.
Note 5 - Transaction Accounting Adjustments to the PACI and Volato Unaudited Pro Forma
Statement of Operations
For the Year Ended December 31, 2022, page 22

12. We note adjustment (CC) relates to the change in interest expense as a result of the conversion of Convertible Notes to Common Stock. Please tell us your basis of presenting an increase in interest expense in the amount of $14,915K in the pro forma income statement resulting from this conversion. In your response, confirm the pro forma adjustment amount as the total interest expense recorded in the historical Volato financial statements for the year ending December 31, 2022 is less than the adjustment.
Comparative Per Share Data, page 23

13. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
14. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution,
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PROOF Acquisition   Corp IC. Backus, Jr.
Comapany 14,
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              2023      Acquisition Corp I
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         including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
15. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Risk Factors
Volato has no history as a publicly traded company, and its historical information is not necessarily representative of the results..., page 43

16. Tell us what you mean by the statement: "Prior to the Business Combination, Volato operated as a private company. Its historical financial information reflects allocations of corporate expenses as a private company." Supplementally explain the nature and amount of the allocations of corporate expenses that were recorded in Volato's historical financial statements and tell us to what extent you considered the need to include disclosures in your financial statements related to these allocations.
Risk Factors
Risks Related to Ownership of Volato Group Common Stock Following the Business Combination
The Proposed Charter will designate a state or federal court located within the State of Delaware as the exclusive forum..., page 54

17. In the heading to the risk factor, you disclose that "the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the
         Securities Act and the Exchange Act." However, it appears that from the body of your risk factor, and as disclosed in your Form of Amended and Restated Certificate of
         Incorporation of Volato Group, Inc. included in Annex B, that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the
         Exchange Act. Please revise your risk factor heading to be consistent. Certain Forecasted Financial Information for Volato , page 76

18. We note the forecasted financial information you disclose for Volato that PACI management reviewed with the Special Committee and the PACI Board. You disclose projections for FY 2023 - FY 2027. On page 76 you disclose certain material
         estimates and hypothetical assumptions that Volata considered. Please quantify such material estimates, such as the number of planes that Volta estimates it will accept for delivery and sell or source from the secondary market and sell, the increased flight hours that Volta estimates, the increased revenues from efficient software, and Volta's continued increase in gross margin. Discuss or demonstrate how such material estimates and hypothetical assumptions translate into your increase in projected total revenue and
         EBITDA through FY 2027 as well as the factors or contingencies that would affect such
 John C. Backus, Jr.
PROOF Acquisition Corp I
September 14, 2023
Page 5
         growth ultimately materializing. Your revised disclosures should address whether these projections are in line with Volato's historic operating trends and why the change in trends is appropriate or assumptions are reasonable. Additionally, considering the term of the projections provided, please explain the basis of the projections beyond year three and if the forecasts reflect more than simple assumptions about growth rates. It should be clear from your disclosure how the projected growth rates are sustainable over the selected period of time, and why assuming such growth rates are reasonable. Charter Amendment Proposal, page 88

19. We note the proposed amendments to your charter in connection with the Charter
         Amendment Proposal, as described more fully under "comparison of stockholders' rights"
         beginning on page 166, including the proposed changes to authorized capital, the vote required to remove directors and to amend the bylaws, and the exclusive forum provision.
         Please provide your analysis as to why you are not required to unbundle this proposal and provide shareholders with separate votes regarding these changes. Please refer to Rule
         14a-4(a)(3) of Regulation 14A and Question 101.02 to Exchange Act Rule 14a-4(a)(3)
         Questions and Answers of General Applicability (Unbundling under Rule 14a-4(a)(3)
         Generally), available on our website.
Redemption Rights, page 110

20. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Information about Volato
The Private Aviation Industry: Volato's Opportunity, page 120

21. Please disclose the basis for your statements that in 2022 the private aviation was a $29.0 billion-dollar market, forecasted to grow to $38.0 billion in 2029, and that in the United
         States, the market for private aircraft sales and charter totaled $24 billion in 2021, and the dates of any such source material.
22. Please disclose the dates of the Global Wealth Report conducted by Credit Suisse, and the
         New York Times and Forbes articles, which you reference as the source for certain disclosures.
23. You disclose that North American passenger satisfaction with regards to commercial
       aviation is in decline across all three segments   first/business,
premium economy, and
FirstName LastNameJohn C. Backus, Jr.
       economy/basic economy   down more than 29 points from 2021 to 791 (on a
1,000-point
Comapany   NamePROOF
       scale).              Acquisition
               Please disclose the basisCorp I statements and the date of any such source for your
       material.
September  14, 2023 Page 5
FirstName LastName
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PROOF Acquisition   Corp IC. Backus, Jr.
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Social Impact Initiatives, page 129

24.      You disclose that you offset 100% of the CO2 generated by your
HondaJet core fleet   s
         flight operations through Volato   s participation in the 4AIR offset
program. Please
         explain the 4AIR offset program and disclose whether you verify if such offsets achieve their stated reduction or avoidance of CO2 or otherwise disclose the risks that such offset programs purchased may not achieve the stated CO2 reduction or avoidance. To extent material, please also discuss the financial cost of purchasing offsets.
Volato's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 139

25. Throughout your results of operations comparing all periods presented, you identify multiple factors for changes in line items without quantifying the impact of each. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of
         Regulation S-K.
26. Your discussion of revenue under results of operations presented on pages 139 and 141 is segregated into three revenue types (charter flight revenue, aircraft management revenue and aircraft sales). It is unclear how the discussion of your operations and business model on pages 121 through 127 compares to these three revenue types. Please consider revising your disclosure on pages 121 through 127 to more clearly identify how the aircraft offerings described relate to charter flight revenue, aircraft management revenue and aircraft sales, as discussed in results of operations.
27. The figures in your qualitative discussion of the revenue types presented in the table on the bottom of page 139 are inconsistent with the amounts in the table. Please correct the amounts, as appropriate. On a related matter, the qualitative discussion of the comparison of revenue amounts between the six months ended June 30, 2023 and 2022 is missing.
         Please provide a discussion of the amounts presented in the table at the top of page 141.
28. Please provide a more robust discussion of the comparison of cost of revenues for all periods presented in Management's Discussion and Analysis. You may wish to discuss the changes in cost of revenues as they relate to the changes in revenue types identified.
Description of Securities
Warrants, page 175

29. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
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PROOF Acquisition   Corp IC. Backus, Jr.
Comapany 14,
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              2023      Acquisition Corp I
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Financial Statements for Volato Inc.
Note 6 - Equity-Method Investment, page F-15

30. We note the sale of the interest in Volato 239 LLC resulted in the recognition of profit of
         $443,185 during the six months ended June 30, 2023 and was recorded as a reduction to cost of revenue. Please explain why this amount was recorded as a reduction to cost of revenue as opposed to a gain from the sale of an equity method investment within other income.
Note 2 Summary of Significant Accounting Policies, page F-31

31. We note you disclosed on page 148 that "...Under the aircraft ownership program, a customer can purchase an ownership share in a limited liability company which permits the owner to participate in the aircraft revenue share and enjoy unrestricted flight time in exchange for a fee..." Please expand your disclosure to address how you account for fractional participant's revenue share from eligible Volato revenue.
32. We note you disclose on page 148 that "...Under the aircraft management services revenues stream, aircraft owners pay management fees to Volato which include all operating expenses for the aircraft, maintenance, crew hiring and management, flight operations, dispatch, hangar, fuel, cleaning, insurance, and aircraft charter marketing..."
         Please revise your footnote disclosure on page F-10 to address these costs.
33. Please revise your disclosure to provide segment information and required disclosures required by ASC 280-10-50.

34. Please revise your disclosures to include an accounting policy to address the expenses included in your cost of sales expense.
Revenue Recognition, page F-34

35. Please expand your disclosures to address customer contracts which include terms that may result in variable considerations, such as discounts, rebates, refunds and credits.
         Refer to ASC 606-10-32-5 through 32-10. In this regard, we note you disclose on page
         126 that unused balances under your Volato Stretch Jet Card program may be refunded at any time, but credits are not refundable and Volato Insider deposit is fully refundable for any unused balances. Please also address how you considered the requirement to record a refund liability.
36.      Please expand information about your performance obligations in contacts with
         customers. Please specifically address significant payment terms, obligations for refunds and types of warranties and related obligations that are included in your contracts with customers in accordance with ASC 606-10-50-12.
37. Please expand your revenue recognition disclosures to include contract asset and contract liability balance in accordance with ASC 606-10-50-8 through 50-10. John C. Backus, Jr.
FirstName LastNameJohn
PROOF Acquisition   Corp IC. Backus, Jr.
Comapany 14,
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              2023      Acquisition Corp I
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38. Please revise your disclosure to clarify if you record revenue on a gross or net basis. In addition, please provide an analysis supporting your determination, including specific factors considered in applying the guidance in ASC 606-10-55-36 through 55-40.
Financial Statements of Proof Acquisition Corp I
Note 8 - Stockholders' Equity (Deficit), page F-84

39. We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.
Exhibits

40. We note that you will enter into employment agreements with your executive officers concurrently with the closing of the Business Combination Agreement. When available, please file such agreements as exhibits to your registration statement. Refer to Item
         601(b) of Regulation S-K.
General

41. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
42. We note that BofA Securities was the underwriter of your initial public offering. It also appears from disclosure on page 71 that that as of April 29, 2022, BofA Securities was providing investment banking services to PACI at that time. However, it appears that at a certain point after that, the underwriter ended its relationships with the Company, and has waived its deferred underwriting fees. Please disclose when BofA Securities ended its relationship with you, and provide us with any correspondence between BofA
         Securities and company relating to the firm   s resignation.
 John C. Backus, Jr.
PROOF Acquisition Corp I
September 14, 2023
Page 9
43. Please provide us with any engagement letter between PACI and BofA Securities in its role as a financial advisor to PACI. Please disclose any ongoing obligations of the
      Company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the Company in the registration statement.
44. Please revise your disclosure to highlight for investors that BofA's withdrawal indicates that it does not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that BofA has been previously involved with the transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at
(202) 551-
3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn C. Backus, Jr.
                                                             Division of
Corporation Finance
Comapany NamePROOF Acquisition Corp I
                                                             Office of Energy &
Transportation
September 14, 2023 Page 9
cc:       Scott D. Fisher, Esq.
FirstName LastName